June 4, 2014

VIA EDGAR AND EMAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street NE
Washington, D.C. 20549

Re:	Cliffs Natural Resources Inc. Preliminary Proxy Solicitation material filed on Schedule 14A
DEFA14A filings made on February 14 and 21, and March 7, 2014
File Number: 001-08944

Dear Mr. Panos:

On behalf of our client, Cliffs Natural Resources Inc., an Ohio corporation (“Cliffs” or the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated March 11, 2014, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold text, followed in each case by our response on behalf of the Company.

DEFA14A filing made on February 14, 2014

1.	We noticed the assertion that the Board, as appropriate, is engaged in “exacting accountability.” Please provide us with factual accounts in support of this representation.

Response: The Company respectfully submits that the statement from which the quote is derived (“Cliffs’ Board takes an active approach in overseeing Cliffs’ strategy and its execution, providing guidance and, as appropriate, exacting accountability.”) is supported by the statements in the February 14, 2014 filing relating to the Company’s recent decisions to suspend certain of the Company’s operational projects, including the Chromite project and the decision to idle the Company’s Wabush mine, and the reduction in expansion and capital spending at Bloom Lake. In addition, the Company believes the statement is supported by the Company’s recent changes in its senior management team (discussed in more detail in response to the Staff’s comment 3 below) and the 32% decrease in officer-level executives over a twelve-month period, in each case under the direction of the Board, as discussed in more detail in the February

June 4, 2014

21, 2014 slide presentation (including on slides 5, 6, 8 and 12 thereof). Further, the Company notes that the referenced statement is no longer included in the Company’s revised investor presentation.

February 21, 2014 Slide Presentation

2.
By suggesting on page 10 that Casablanca's nominees do not have the “right experience” to lead Cliffs, the statement directly impugns the character of Casablanca's nominees within the meaning of Rule 14a-9 by improperly and accordingly indirectly impugning their character. Please remove such references in future filings. In addition, by implying that the election of Casablanca's nominees will not benefit all of Cliffs’ shareholders, Cliffs has suggested, without adequate factual foundation, that the election of Casablanca's nominees would negatively impact the value of the shareholders’ investment. The statement’s emphasis on "ALL" in the phrase "ALL shareholders" implies that the current board of directors is more loyal to the shareholders than would be Casablanca's nominees. Given that all directors, whether nominated by the existing board or by Casablanca, will owe identical fiduciary and other duties to all shareholders, no such reference should be made in future filings.

Response: With respect to the statements quoted in the Staff’s comment above, the Company respectfully submits that the statements do not impugn the character of Casablanca’s nominees, and that the Company has an adequate factual foundation for all such statements.

Regarding the first statement quoted above, the Company respectfully submits that the statement affirmatively indicates that the Company’s nominees have the right experience to lead Cliffs but does not, directly or indirectly, make any assertions with respect to the Casablanca nominees, and does not impugn their character. However, a statement that Casablanca’s nominees do not have the “right experience” to lead Cliffs is a factual one based on the professional backgrounds and experience of the Casablanca nominees, both individually and collectively, and the applicability thereof to the demands of serving as members of the Company’s board of directors. Specifically, the Company notes the fact that the Casablanca nominees collectively have limited experience with respect to global mining companies with operations similar to the Company’s in scale and scope (Mr. Taylor has no mining experience at all, Ms. Merrin has served as a director of a mining company that is approximately 20% of the Company’s size, and Mr. Fisher has had no formal involvement with the mining industry for a period of over a decade); the fact that only two of Casablanca’s nominees have had any meaningful involvement with a public company with a global scope of operations such as the Company, in any industry; and that only two of the Casablanca nominees have previously served as the chief executive officer of a public company (as compared to more than half of the Company’s current directors)). The Company considers having a large percentage of directors with these types of experiences and the resulting skill sets vital to the optimal functioning of the Board and consequently the Company, and believes that it is important that the Company’s shareholders have a full and complete understanding of this fact when considering how to cast their votes in the election of directors. Nonetheless, the Company hereby confirms that future statements of this type will be qualified as statements of opinion or belief.

Regarding the second quoted statement, the Company respectfully submits that it is based on the fact that Casablanca’s platform would create a significant conflict for the Casablanca nominees if they were elected to the Company’s board of directors. Casablanca’s public statements and filings regarding the Company have consistently advocated for the replacement of the Company’s chief executive officer

June 4, 2014

by Lourenco Goncalves, and for the Company to adopt significant changes to its business model (which suggestions have variously included disposing of the Company’s Asia Pacific assets, converting the Company to a master limited partnership structure, returning capital to shareholders, and other actions)1. The Company strongly believes that its current chief executive officer, Gary Halverson, is the right choice to lead the Company at this time, and that it would be disadvantageous to the Company’s shareholders if Mr. Halverson were to be replaced by Mr. Goncalves, due to Mr. Goncalves’ lack of relevant experience, lack of detailed knowledge regarding the Company’s operations, and Mr. Goncalves’ relationship with Casablanca and his potential allegiance to its stated agenda. In addition, the Company believes that Casablanca’s agenda with respect to operational and financial changes at the Company is flawed, and that it would negatively impact the Company’s shareholders if it were to be adopted in any of its stated forms. For these reasons, the Company respectfully submits that the Casablanca nominees would face a conflict of interest between Casablanca’s announced platform, on which they have been advanced as candidates and which forms the basis of the proxy solicitations for their election, and their duties as directors of the Company if they should be elected.

3.
On page 4, and in several other places throughout (e.g., the heading on page 6), reference is made to a "new management team" and a "new CEO and leadership team". Please provide us with the factual foundation used in support of characterizing both the management team and the CEO as “new” while taking into account that only four of Cliffs’ directors appear to be relatively recent arrivals to the Board and seven directors have been serving since 2011.

Response: The Company respectfully submits that the statements regarding the Company’s new management team and new CEO are properly understood from their full context to refer primarily to the Company’s executive officers rather than the Board, and are supported by the significant recent changes in the Company’s top levels of management in the recent past. Specifically, Mr. Halverson was appointed to the position of chief executive officer on February 13, 2014, after joining the Company as president and chief operating officer in October 2013; P. Kelly Tompkins was appointed to the additional role of executive vice president, external affairs & president, global commercial upon the retirement of Donald Gallagher from the Company in December 2013; James Kirsch was named to the role of non-executive chairman in July 2013, in connection with the announced planned retirement of Joseph Carrabba from the CEO role (which retirement took place in 2013); Laurie Brlas retired from the role of executive vice president & president, global operations in July 2013; and Dana Byrne, vice president – government and public affairs, retired in June 2013. The Company believes that this series of retirements and appointments at the highest levels of Cliffs’ management team, in conjunction with the previously disclosed 32% reduction in the Company’s officer-level executives over a twelve-month period and the appointment of four new directors, provides an adequate factual foundation for the referenced statements.

4.
We noticed the statement than Mr. Halverson has "[d]emonstrated rigorous capital allocation application through volatile commodity pricing environments." This statement suggests that Mr. Halverson was solely responsible for the capital allocation of the companies at which he was previously employed through periods of volatile commodity pricing. Advise us of the distinct role played by Mr. Halverson (e.g. his specific role as different from the role in such capital allocation of the applicable chief executive officer, chief financial officer and members of the board of directors) with respect to capital allocation at such companies.

Response: The Company respectfully submits that the referenced statement refers to Mr. Halverson’s decisions regarding the allocation of capital within the business units for which he was directly

1 We refer the Staff to the following filings made by Casablanca:

•	Amendment No. 1 to Schedule 13D, filed on February 12, 2014.

•	Soliciting Materials, filed on February 12, 2014.

•	Soliciting Materials, filed on February 14, 2014 (both filings).

•	Amendment No. 2 to Schedule 13D, filed on March 7, 2014.

June 4, 2014

responsible, rather than to the overall capital allocation decisions made by the enterprise as a whole. However, in recognition of the Staff’s comment, the Company confirms that it will not make similar statements in future filings without additional clarifying language emphasizing this distinction.

5.
We also noticed Cliffs’ claims that "ACTIONS TAKEN BY CLIFFS' BOARD AND IMPROVED FINANCIAL PERFORMANCE HAVE DIRECTLY IMPACTED THE COMPANY'S VALUATION." Similarly, on page 19, Cliffs claims its "new leadership" is "driving improved results". These statements have been publicly presented as statements of fact, but are actually statements of opinion or belief for which Cliffs has not provided any reasonable factual basis. Given that Cliffs’ valuation and financial results can be attributed to various factors, please remove the implication that it may be definitively determined by a single factor such as a Board action. Alternatively, please provide us with the support for the assertions that the Board actions have "directly impacted" Cliffs’ stock price or is "driving" improved financial results.

Response: The Company confirms that future statements of this type will be qualified as statements of opinion or belief, and notes that the referenced statements are no longer included in the Company’s revised investor presentation. The Company believes that it has an adequate factual foundation for such statements of opinion or belief, based on the Company’s analysis of changes in the trading price of the Company’s common stock as compared to trading in the stock market as a whole, or with respect to other peer companies in related industries to the Company, during the periods in question.

6.
On page 22, in the row labeled "Bloom Lake and APIO", the Company claims that "Cliffs does not trade at a discount to its peers". In addition, in the fourth column of the table on page 22 in the row labeled "Dividends", the Company states that "Cliffs' shareholder distribution policy is in line with peers". Advise us why the firms that constitute the peer group(s) with respect to which these statements are made have not been identified. In addition, please advise us whether the first statement is based on historical trading multiples or forward trading multiples (the latter of which would require disclosure of a forecast).

Response: The Company respectfully submits that the entities being referred to as “peers” in both statements are those which are implied by the colloquial meaning of the term, and represent the same group of entities as would be expected by a shareholder reading such statements. For that reason, and in order to avoid providing what the Company feared would be distracting levels of detail, the Company determined that no further explanation would be required in order to make such statements clear and useful to the Company’s shareholders. The Company further advises the Staff that the first referenced statement is based on historical trading multiples rather than any forecasted forward trading multiples. Further, the Company notes that the referenced statement is no longer included in the Company’s revised investor presentation.

7.
Page 22 includes several statements that are presented as statements of fact, but are actually statements of opinion or belief for which Cliffs either does not or cannot provide any reasonable factual basis. These statements include the following:

•    "Flawed assumptions, ignores dis-synergies"

•    "Neglects Cliffs International's need to have financial strength to operate in a volatile pricing environment"

June 4, 2014

•    "Our more thoughtful return of capital policy is consistent with prudent debt levels that is durable through all cycles"

•    "Our infrastructure assets give our operations a competitive advantage that we will leverage to drive greater value for investors."

•    Casablanca "fails to appreciate complexities including tax implications and commodity volatility" and simultaneously claims that Cliffs "[has] been examining MLP structures since July 2013.”

In future filings, please confirm that Cliffs will not characterize statements concerning its opinions or beliefs as statements of fact. In addition, please confirm that the support for any assertions of opinion, belief or fact will be self-evident, disclosed in the proxy soliciting materials, or provided to us on a supplemental basis.

Response: The Company confirms that Cliffs will not characterize statements concerning its opinions or beliefs as statements of fact in future filings, and that the support for any assertions of opinion or belief made in such filings will be either self-evident, disclosed in the proxy soliciting materials or provided to the Staff on a supplemental basis. Further, the Company notes that the referenced statement is no longer included in the Company’s revised investor presentation

8.
A slide has been titled, "MARKET RESPONSES TO CLIFFS' ANNOUNCEMENTS HAVE BEEN STRONG" and the corresponding line graph implies that the market has responded positively to Cliffs’ public announcements regarding certain proposals, a reduction in capital expenditures and the appointment of Gary Halverson as Chief Executive Officer. Even if a correlation between Cliffs' share price and such public announcements existed, it appears that such stock price can be attributed to various factors and such a correlation cannot be definitively attributed to those particular "announcements" noted on the graph. In addition, whether any particular market response may be characterized as "strong" is based on a subjective judgment, and therefore is a statement of opinion or belief. The statement referencing "market responses" and the corresponding chart therefore implicated Rule 14a-9 because the assertions are presented as statements of fact but are actually statements of opinion or belief for which Cliffs does not appear able to provide any reasonable factual basis. Please refrain from making such statements in future filings, or advise.

Response: The Company confirms that any such statements in future filings will be accompanied by evidence of reasonable factual support. With respect to the specifically referenced statements, the Company respectfully advises the Staff of its belief that the reaction of the Company’s stock price on the dates immediately following the referenced public announcements, as compared to changes in the trading prices of comparable peer companies and the stock market as a whole on the dates in question, provides a reasonable factual basis for the Company to believe that the referenced public announcement had a positive effect on the Company’s trading price on such dates. Further, the Company notes that the referenced statement is no longer included in the Company’s revised investor presentation.

9.
Instruction 3 to Item 4 of Schedule 14A defines the term “participants” as used in Rule 14a-12. In future filings, please delete the qualifying language “may be deemed” given that no uncertainty exists as to the participant status of Cliffs directors and executive officers.

June 4, 2014

Response: The Company confirms that it will comply with the Staff’s comment in future filings.

DEFA14A filing made on March 7, 2014

10.
In the next filing made in reliance on Rule 14a-12, and in any proxy statement that may be filed pursuant to Rule 14a-6, please include an explanatory statement that indicates the non- management parties conducting the counter-solicitation are not legally required to pay Cliffs’ shareholders a control premium.

Response: The Company respectfully advises the Staff that it believes it would be inappropriate and misleading to the Company’s shareholders to make such a statement under the current circumstances. The Company recognizes that it is technically accurate that a party conducting a proxy solicitation is not required to pay the Company’s shareholders a control premium, even where (as here) the non-management party is seeking to obtain majority control of the Board and to install its chosen chief executive officer candidate, thereby obtaining effective control of the Company. However, the Company strongly believes that it is important for the Company’s shareholders to understand (and that the Company would be failing in its duties towards its shareholders if it neglected to make clear to them) that the stated purpose of the Casablanca counter-solicitation is to obtain effective control of the Company, and that if Casablanca were to be successful the impact of such control would include making it more difficult for the Company’s shareholders to ever obtain a control premium for their shares, even with respect to subsequent changes of control or even sales of the entire Company. The Company believes that including a statement of the type suggested by the Staff would have the effect of confusing the Company’s shareholders by suggesting that the effect of Casablanca’s counter-solicitation, if successful, would not lead to a change of control of the Company or would otherwise not impact the potential to receive a control premium in subsequent transactions. As a result, the Company respectfully submits that the harm done by including such a statement would outweigh the perceived benefits. Furthermore, the Company notes that Casablanca will have a full and fair opportunity to refute any statements by the Company, including to present its case to the Company’s shareholders as to why Casablanca believes it is appropriate that it obtain effective control of the Company, and in doing so can make any such arguments on its own behalf during the course of its counter-solicitation. The Company believes that this is the more appropriate avenue for such arguments to be made to the Company’s shareholders, rather than being included in the Company’s solicitation materials.

* * *
The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact either of the undersigned, at (212) 403-1309 for David Katz or (216) 586-7302 for James Dougherty .

June 4, 2014

Very truly yours,

/s/ James P. Dougherty    /s/ David A. Katz
James P. Dougherty         David A. Katz

cc: James Graham
Cliffs Natural Resources Inc.